Exhibit 3

SECOND AMENDMENT TO RIGHTS AGREEMENT

This Second Amendment to Rights Agreement (this “Second Amendment”) is entered into by and between Hawaiian Electric Industries, Inc., a Hawaii corporation (the “Company”), and Continental Stock Transfer & Trust Company, a New York banking corporation (the “Rights Agent”), on this 26th day of October 2004, at the direction of the Company.

WHEREAS, the Company and the Rights Agent have entered into that certain Rights Agreement, dated October 28, 1997, as amended by the First Amendment to Rights Agreement dated May 7, 2003 (the “Rights Agreement”); and

WHEREAS, on October 26, 2004, the Board of Directors of the Company determined to amend the Rights Agreement and directed the Rights Agent to enter into this Second Amendment.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereto do hereby agree as follows:

1. Amendments to Rights Agreement. The Rights Agreement is hereby amended as follows:

(a) Section 3(a)(x) of the Rights Agreement is hereby amended to read in its entirety as follows:

“(x) the Rights will be evidenced (subject to the provisions of paragraph (b) of this Section 3) by the certificates for Common Stock registered in the names of the holders of the Common Stock (which certificates for Common Stock shall be deemed also to be certificates for Rights), or, in the case of uncertificated Common Stock, by the book-entry account that evidences record ownership of such Common Stock as confirmed by a current ownership statement issued with respect to uncertificated shares of Common Stock (a “Transaction Advice”), and not by separate certificates, and”

(b) Section 3(b) of the Rights Agreement is hereby amended to read in its entirety as follows:

“(b) The Company will make available, as promptly as practicable following the Record Date, a copy of a Summary of Rights, in substantially the form attached hereto as Exhibit C (the “Summary of Rights”) to any holder of Rights who may so request from time to time prior to the Expiration Date. With respect to certificates for the Common Stock outstanding as of the Record Date or that were issued subsequent to the Record Date, unless and until the Distribution Date shall occur, the Rights will be evidenced by such certificates for the Common Stock and the registered holders of the Common Stock shall also be the registered holders of the associated Rights. With respect to uncertificated shares of Common Stock outstanding as of the Record Date or that were issued subsequent to the Record Date, unless and until the Distribution Date shall occur, the Rights will be evidenced by the book-entry account that evidences record ownership of such Common Stock (as confirmed by a Transaction Advice), and the registered holders of the Common Stock shall also be the registered holders of the associated Rights. Until

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the earlier of the Distribution Date or the Expiration Date (as such term is defined in Section 7(a) hereof), the transfer of any certificates representing shares of Common Stock in respect of which Rights have been issued (or, in the case of uncertificated shares of Common Stock, the transfer of Common Stock from the book-entry account that evidences record ownership of such Common Stock (i) to the book-entry account of the transferree receiving record ownership of such shares, as confirmed by a Transaction Advice or (ii) to the transferree by issuing a certificate representing such shares) shall also constitute the transfer of the Rights associated with such shares of Common Stock.”

(c) Section 3(c) of the Rights Agreement is hereby amended to read in its entirety as follows:

“(c) Rights shall be issued in respect of all shares of Common Stock which are issued after the Record Date but prior to the earlier of the Distribution Date or the Expiration Date. In the case of certificated shares of Common Stock, certificates representing such shares of Common Stock shall also be deemed to be certificates for Rights, and shall bear the following legend:

The holder of this certificate is entitled to certain Rights as set forth in the Rights Agreement between Hawaiian Electric Industries, Inc. (the “Company”) and the Rights Agent thereunder, as amended (the “Rights Agreement”), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal offices of the Company and the Rights Agent. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. The Company will mail to the holder of this certificate a copy of the Rights Agreement, as in effect on the date of mailing, without charge, after receipt of a written request therefor. As set forth in the Rights Agreement, Rights held by any Person who becomes an Acquiring Person (as defined in the Rights Agreement) shall become null and void.

With respect to such certificates containing the foregoing legend, until the earlier of (i) the Distribution Date or (ii) the Expiration Date, the Rights associated with the Common Stock represented by such certificates, shall be evidenced by such certificates alone and registered holders of Common Stock shall also be the registered holders of the associated Rights, and the transfer of any such certificates shall also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. In the case of uncertificated shares of Common Stock, Rights shall be evidenced by the book-entry accounts that evidence record ownership of the uncertificated shares of Common Stock (as confirmed by the Transaction Advice), and the Company shall cause the Transfer Agent to include on the Transaction Advice a notation to the effect of the legend set forth above but modified to reflect the fact that the shares of Common Stock are uncertificated. With respect to uncertificated shares of Common Stock, until the earlier of (i) the Distribution Date or (ii) the Expiration Date, the Rights associated with the Common Stock evidenced by a book-entry account shall be evidenced by such book-entry account (as confirmed by the Transaction Advice) and the transfer of any shares of Common Stock from such book-entry account shall also constitute the transfer of the Rights associated with such Common Stock.”

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(d) Exhibit C to the Rights Agreement is hereby replaced by Exhibit C attached to this Second Amendment.

2. Except as amended by this Second Amendment, the Rights Agreement shall continue in full force and effect.

3. Any reference in the Rights Agreement to the “Agreement” shall refer to the Rights Agreement as amended by this Second Amendment.

4. All capitalized terms used herein and not otherwise defined shall have the meanings assigned to those terms in the Rights Agreement.

5. This Second Amendment shall be governed and construed in accordance with the laws of the State of Hawaii.

6. This Second Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Second Amendment as of the date first above written.

Attest: HAWAIIAN ELECTRIC INDUSTRIES, INC.

By:	/s/ ROBERT F. CLARKE
Name:	Robert F. Clarke
Title:	Chairman, President & Chief Executive Officer

By:	/s/ ERIC K. YEAMAN
Name:	Eric K. Yeaman
Title:	Financial Vice President, Treasurer & Chief Financial Officer

Attest: CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:	/s/ ROGER BERNHAMMER
Name:	Roger Bernhammer
Title:	Vice President

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EXHIBIT C

SUMMARY OF RIGHTS TO PURCHASE

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

On October 28, 1997, the Board of Directors (the “Board”) of Hawaiian Electric Industries, Inc. (the “Company”) declared a dividend distribution of one Right for each outstanding share of Company Common Stock, no par value (the “Common Stock”) outstanding on November 10, 1997 (the “Record Date”) and authorized the issuance of one Right (subject to adjustment) for each share of Common Stock issued between such date and the Distribution Date (as defined below). If and when the Rights become exercisable in the circumstances described below, each Right will represent the right to purchase from the Company a unit (a “Unit”) consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock, no par value (the “Series A Preferred Stock”) at a Purchase Price of $112.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of October 28, 1997, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent, as amended by the First Amendment to Rights Agreement, dated as of May 7, 2003 and Second Amendment to Rights Agreement, dated as of October 26, 2004 (the “Rights Agreement”). Capitalized terms used and not defined herein have the meanings given to them in the Rights Agreement.

On April 20, 2004, the Board declared a 2-for-1 stock split (the “Stock Split”) of the Company’s Common Stock, in the form of a share dividend of one share of Common Stock for every share of Common Stock issued and outstanding on the record date for the Stock Split, with the shares of Common Stock issued as a result of the Stock Split to be distributed on June 10, 2004 to shareholders of record of the Common Stock at the close of business on May 10, 2004. In accordance with Section 11(p) of the Rights Agreement and in connection with the Stock Split, effective on June 10, 2004, the Rights were automatically adjusted so that one-half of one Right (subject to future adjustment) is attached to each outstanding share of Common Stock (including shares issued pursuant to the Stock Split and additional shares of Common Stock issued prior to the Distribution Date).

Initially, the Rights attach to all Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. In the event the Company issues uncertificated shares of Common Stock, the Rights initially will attach to such shares of Common Stock and will be evidenced by the book-entry accounts reflecting ownership of such shares as confirmed by an ownership statement issued with respect to such uncertificated shares of Common Stock (a “Transaction Advice”), and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (an “Acquiring Person”), other than as a result of purchases by the Company or a Subsidiary of the Company or by an employee benefit plan of the Company or a Subsidiary of the Company, certain inadvertent actions by institutional or certain other shareholders, or the beneficial ownership by a Person of 15% or more of the outstanding Common Stock as a result of a reduction in the number of shares of Common Stock outstanding due to the repurchases of shares of Common Stock by the Company, unless and until such Person acquires additional shares of Common Stock representing 1% or more of the shares then outstanding, or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer (other than by the Company or a Subsidiary of the Company or by or for an employee benefit plan of the Company or a Subsidiary of the Company) that would result in a Person or group of affiliated or associated Persons becoming an Acquiring Person. The earlier of (i) and (ii) above is referred to in the Rights Agreement as the “Distribution Date.”

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates or the book-entry accounts evidencing ownership of such shares of Common Stock (as confirmed by the Transaction Advice), as the case may be, and will be transferred with and only with such shares of Common Stock, (ii) new Common Stock certificates issued after the Record Date, with respect to shares issued in certificated form, will contain an appropriate legend incorporating the Rights Agreement by reference or, if issued in uncertificated form, the Transaction Advice will contain an appropriate notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing shares of Common Stock outstanding, or the transfer of shares of Common Stock issued without certificates from the book-entry account evidencing such shares, will also constitute the transfer of the Rights associated with such shares of the Common Stock.

The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (Hawaii time) on November 1, 2007, unless such date is extended by the Board or the Rights are earlier redeemed or exchanged by the Company as described below. At no time will the Rights have any voting powers.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will have Rights attached.

In the event that a Person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

For example, at an exercise price of $112 per Right, each whole Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $224 worth of Common Stock (or other consideration, as noted above) for $112. As noted above, each share of Common Stock has one-half of one right attached as a result of the Stock Split. Assuming that the Common Stock had a per share value of $32 at such time, the holder of each valid whole Right would be entitled to purchase 7 shares of Common Stock for $112.

In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) 50% or more of the Company’s and its Subsidiaries’ (taken as a whole) assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”

The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the Current Market Price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued, and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may (i) exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of two shares of Common Stock per Right (as adjusted for the Stock Split and subject to future adjustment), or (ii) substitute Preferred Stock (or Equivalent Preferred Stock) for Common Stock exchangeable for Rights, at the ratio of one two-hundredth of a share of Preferred Stock (or Equivalent Preferred Stock) for each share of Common Stock (as adjusted for the Stock Split and subject to future adjustment).

At any time until 10 business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable in cash, Common Stock or other consideration deemed appropriate by the Board. Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 per Right redemption price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights is not be taxable to shareholders or to the

Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

Any of the provisions of the Rights Agreement may be amended by the Company prior to the Distribution Date. From and after the Distribution Date, the provisions of the Rights Agreement may be supplemented or amended by the Company in order to cure any ambiguity, to correct or supplement any defective or inconsistent provision, to make changes which do not materially adversely affect the interests of holders of Rights, or to shorten or lengthen (with certain exceptions) any time period under the Rights Agreement. The foregoing notwithstanding, from and after the Distribution Date, no amendment may be made to (i) lengthen the redemption time period at a time when the Rights are not redeemable, or (ii) lengthen any other time period under the Rights Agreement unless the purpose thereof is to protect, enhance or clarify the rights of or benefits to the holders of Rights. The Rights Agreement may not be amended at a time when the Rights are not redeemable.

A copy of the Rights Agreement has been filed with the Securities and Exchange Commission (the “SEC”) as Exhibit 1 to a Registration Statement on Form 8-A filed November 5, 1997. A copy of the First Amendment to Rights Agreement has been filed with the SEC as Exhibit 2 to a Registration Statement on Form 8-A/A filed on May 8, 2003. A copy of the Second Amendment to Rights Agreement has been filed with the SEC as Exhibit 3 to a Registration Statement on Form 8-A/A filed on October 26, 2004. In addition, a copy of the Rights Agreement with amendments thereto is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

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